Exhibit 99.12
16 October 2019
Rio Tinto plc - Transaction in own shares
Rio Tinto plc (the "Company") today announces that on 16 October 2019 it purchased the following number of ordinary shares of 10 pence each in the Company (the “Ordinary Shares”) on the London Stock Exchange from J.P. Morgan Securities plc. These shares will be cancelled.
Ordinary Shares

Date of Purchase	16 October 2019
Number of ordinary shares purchased	2,947
Average price paid (pence)	3940.3261
Highest price paid (pence)	3950.0000
Lowest price paid (pence)	3923.0000

These share purchases form part of the Company's share buy-back programme which is expected to be completed over the period from 28 February 2019 to 28 February 2020, details of which were announced on 20 September 2018.
In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s Ordinary Shares repurchased under the buy-back programme independently of, and uninfluenced by, the Company for the period from 20 May 2019 to 26 February 2020.
Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase Ordinary Shares, Chapter 12 of the Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes.
Following the cancellation of the Ordinary Shares repurchased, the Company will have 1,262,690,510 Ordinary Shares in issue. To the extent that further Ordinary Shares are repurchased under the programme, these will also be cancelled.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades is detailed below:
Transaction details: Rio Tinto plc ordinary shares of 10 pence each
Issuer name: Rio Tinto plc
LEI: 213800YOEO5OQ72G2R82
Classification: 2.4. Acquisition or disposal of the issuer’s own shares
ISIN: GB0007188757
Intermediary name: J.P. Morgan Securities plc
Intermediary Code: JPMSGB2L
Timezone: BST
Currency: GBp
Aggregated Information
Date of purchase: 16 October 2019
Number of ordinary shares purchased: 2,947
Volume weighted average price paid per share (pence): 3940.3261

Transaction Date and Time	Volume	Price (GBp)	Platform	Transaction Reference Number
16-Oct-2019 08:00:35	1	3945.5000	XLON	01002010000001246-E0foQAh1LABB20191016
16-Oct-2019 08:10:49	2	3950.0000	XLON	11002110000008370-E0foQAh1Lhtq20191016
16-Oct-2019 08:11:17	77	3950.0000	XLON	01002010000008606-E0foQAh1LjPW20191016
16-Oct-2019 10:13:32	102	3947.5000	XLON	01002010000058500-E0foQAh1PxZi20191016
16-Oct-2019 10:35:41	74	3950.0000	XLON	01002010000065198-E0foQAh1QW0o20191016
16-Oct-2019 10:44:46	34	3946.5000	XLON	01002010000067875-E0foQAh1Qfrn20191016
16-Oct-2019 10:44:46	5	3946.5000	XLON	01002010000067875-E0foQAh1Qfrl20191016
16-Oct-2019 10:44:46	34	3946.5000	XLON	01002010000067875-E0foQAh1Qfrh20191016
16-Oct-2019 10:51:12	73	3939.5000	XLON	01002010000069625-E0foQAh1QoWW20191016
16-Oct-2019 10:56:28	75	3944.5000	XLON	11002110000071067-E0foQAh1QuG620191016
16-Oct-2019 10:58:03	88	3935.0000	XLON	01002010000071734-E0foQAh1R2Jn20191016
16-Oct-2019 11:00:18	74	3938.5000	XLON	11002110000072626-E0foQAh1R87G20191016
16-Oct-2019 11:03:02	77	3936.5000	XLON	11002110000073510-E0foQAh1RD2B20191016
16-Oct-2019 11:05:47	74	3939.5000	XLON	11002110000074044-E0foQAh1RHN820191016
16-Oct-2019 11:06:57	80	3940.0000	XLON	11002110000074298-E0foQAh1RJdY20191016
16-Oct-2019 11:08:30	73	3940.5000	XLON	11002110000074841-E0foQAh1RLic20191016
16-Oct-2019 11:12:14	76	3944.0000	XLON	11002110000075589-E0foQAh1RQTa20191016
16-Oct-2019 11:14:46	78	3940.0000	XLON	01002010000076194-E0foQAh1RSzy20191016
16-Oct-2019 11:16:19	80	3936.5000	XLON	11002110000076584-E0foQAh1RVGk20191016
16-Oct-2019 11:20:13	48	3933.5000	XLON	01002010000077272-E0foQAh1Rb1Y20191016
16-Oct-2019 11:23:04	80	3932.0000	XLON	01002010000078124-E0foQAh1RezZ20191016
16-Oct-2019 11:25:20	76	3934.5000	XLON	01002010000078800-E0foQAh1RiRe20191016
16-Oct-2019 11:27:39	88	3930.5000	XLON	01002010000079117-E0foQAh1RkWf20191016
16-Oct-2019 11:27:39	53	3929.0000	XLON	01002010000079373-E0foQAh1RkY420191016
16-Oct-2019 11:27:39	34	3929.0000	XLON	01002010000079373-E0foQAh1RkY020191016
16-Oct-2019 11:30:18	73	3923.0000	XLON	11002110000080136-E0foQAh1RnTB20191016
16-Oct-2019 11:32:39	76	3923.0000	XLON	11002110000080770-E0foQAh1Rv4E20191016
16-Oct-2019 11:40:07	78	3935.0000	XLON	11002110000082630-E0foQAh1SCT620191016
16-Oct-2019 11:42:41	80	3936.0000	XLON	11002110000083350-E0foQAh1SGBT20191016
16-Oct-2019 11:45:14	78	3940.0000	XLON	01002010000083942-E0foQAh1SJif20191016
16-Oct-2019 11:49:39	74	3940.0000	XLON	01002010000084799-E0foQAh1SOz320191016
16-Oct-2019 11:52:22	35	3946.0000	XLON	01002010000085910-E0foQAh1SSfA20191016
16-Oct-2019 11:52:22	39	3946.0000	XLON	01002010000085910-E0foQAh1SSfC20191016
16-Oct-2019 11:55:13	76	3945.5000	XLON	01002010000086939-E0foQAh1SW7Z20191016
16-Oct-2019 12:04:55	44	3945.5000	XLON	11002110000090479-E0foQAh1SpKJ20191016
16-Oct-2019 12:04:55	13	3945.5000	XLON	11002110000090479-E0foQAh1SpKh20191016
16-Oct-2019 12:05:19	23	3945.5000	XLON	11002110000090479-E0foQAh1Sq9720191016
16-Oct-2019 12:14:58	80	3943.0000	XLON	11002110000092079-E0foQAh1T8VU20191016
16-Oct-2019 12:24:23	74	3943.0000	XLON	11002110000094467-E0foQAh1TKlM20191016
16-Oct-2019 12:24:57	30	3942.0000	XLON	01002010000094479-E0foQAh1TLCm20191016
16-Oct-2019 12:24:58	45	3942.0000	XLON	01002010000094479-E0foQAh1TLDh20191016
16-Oct-2019 12:30:04	74	3948.5000	XLON	11002110000095977-E0foQAh1TSMR20191016
16-Oct-2019 15:10:00	65	3946.0000	XLON	01002010000137232-E0foQAh1Xu0e20191016
16-Oct-2019 15:20:31	102	3944.5000	XLON	11002110000139599-E0foQAh1YEiR20191016
16-Oct-2019 15:22:21	77	3947.5000	XLON	11002110000140173-E0foQAh1YIbC20191016
16-Oct-2019 15:23:37	43	3945.5000	XLON	01002010000140356-E0foQAh1YKvk20191016

Transaction Date and Time	Volume	Price (GBp)	Platform	Transaction Reference Number
16-Oct-2019 15:23:37	36	3945.5000	XLON	01002010000140356-E0foQAh1YKvm20191016
16-Oct-2019 15:25:28	76	3949.0000	XLON	01002010000140702-E0foQAh1YO3n20191016

Contacts

media.enquiries@riotinto.com

riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
T +44 20 7781 1152
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Investor Relations, United Kingdom
John Smelt
T +44 20 7781 1654
M +44 7879 642 675

David Ovington
T +44 20 7781 2051
M +44 7920 010 978

Nick Parkinson
T +44 20 7781 1552
M +44 7810 657 556
Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018

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